[STAAR Surgical Company Letterhead]

March 10, 2010
Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549-6010
Via Facsimile and EDGAR Transmission

Re:	STAAR Surgical Company
Form 10-K for the Fiscal Year Ended January 2, 2009,
File No. 000-11634

Dear Mr. Mancuso:

STAAR Surgical Company (the “Company”) is providing this letter in response to comments of the Commission staff in your letter of February 18, 2010 with regard to the above-referenced report (the “Comment Letter”) and our letters of September 30, 2009, January 6, 2010 and February 5, 2010 responding to your comment letters dated October 21, 2009 and January 29, 2010 (collectively with the Comment Letter and the comment letter from Mr. Vaughan dated August 31, 2009, the “Comment Letters”).  For ease of reference, the comments have been reproduced below in boldface type and the responses have been set forth immediately below in standard type.

As indicated in our letter of February 5, 2010 (the “February Letter”), the Company intends to file an amendment to its Annual Report on Form 10-K for the fiscal year ended January 2, 2009 (the “Amendment”), which will include amended disclosures to address concerns raised in the Comment Letters.  Prior to our filing of the Amendment, we respectfully request that the staff review and respond to this letter.

Grant of Plan-Based Awards, page 26

Comment 1. Please note that we may have further comments after you amend your filing as mentioned in response to comment 2, 3, 6, 7, and 8.

We acknowledge the staff’s comment.

Director Compensation, page 31

Comment 2. Please expand the disclosure mentioned in your response to prior comment 4 to include the assumption disclosure mentioned in the Instruction to Regulation S-K Item 402(c)(2)(v) and (vi). See the Instruction to Regulation S-K Item 402(k) In addition, please tell us why the cash fees paid to directors mentioned in Exhibit A to your response letter differ from the fees mentioned in your September 30, 2009 response to comment 15.

STAAR Surgical Company
March 10, 2010

Assumption disclosure. When filed as a part of the Amendment, the Director Compensation table will include by footnote a reference to the discussion of the assumptions made in the valuation of stock awards in Note 14 to the Consolidated Financial Statements included in the Annual Report on Form 10-K.

Change in cash fees paid to directors.   In the 2008 Proxy Statement and in the September 30, 2009 response letter  the Company reported Director Compensation on a cash basis. In response to Comment 5 in the February 5, 2010 comment letter, the Company prepared a revised Director Compensation table using an accrual basis to reflect fees earned or paid in 2008.  The table, substantially in the form expected to be filed in the Amendment, was provided as Exhibit A to the February Letter   The changes in reported cash fees reflect this correction in reporting method.

Form 10-Q for the Period ended October 2, 2009

Contracts that we file as exhibits..., page 46

Comment 3. Please expand your response to prior comment 10 to tell us how merely removing the risk factor in future filings removes the potential implication in the prior filing mentioned in the comment.

In response to the staff’s comment, the Company intends to correct the potential implication in the prior filing by publishing revised risk factors, which will omit the risk factor identified by the staff, in an amendment to the Form 10-Q for the period ended October 2, 2009.

Form 8-K Dated December 3, 2009

Comment 4.  We note your response to prior comment 12. In an appropriate filing that discloses the verdict, please also disclose how you interpret the potential material implications as you mention in your response without requiring investors to piece together information from previous filings.

The Company will disclose those implications of the verdict, substantially in the form provided in the February Letter, in its Annual Report on Form 10-K for the fiscal year ended January1, 2010, which is expected to be filed on or before March 17, 2010.

In connection with the foregoing responses to the comments of the staff, the Company further acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in each of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STAAR Surgical Company
March 10, 2010

Should you have any additional comments or questions, please contact me at 626-303-7902 or by facsimile at 626-358-3409.

Very truly yours,

/s/ Deborah Andrews
Deborah Andrews